EXHIBIT 1

AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES ANNUAL OPERATING GUIDANCE;
DECLARES 28TH CONSECUTIVE ANNUAL CASH DIVIDEND;

TECHNICAL SESSION AT KING EDWARD HOTEL, TORONTO ON DEC. 17

Toronto (December 16, 2009) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved the payment of a cash dividend of $0.18 per common share.  The dividend will be paid on March 26, 2010 to shareholders of record as of March 12, 2010.  Agnico-Eagle has now declared a cash dividend to its shareholders for 28 consecutive years.

“As we complete the last of our five new mines, our gold production is set to double in 2010”, said Sean Boyd, Vice Chairman and CEO.  “As a result, we enter 2010 with much greater capacity to generate increased cash flow per share.  We are also well positioned to continue to grow output with a strong balance sheet, internal expansion opportunities, improved access to drill our gold deposits and an expanded exploration focus” added Mr. Boyd.

Highlights of this corporate update include:

•                  2010 dividend of $0.18 per share.  Declared a dividend for 28th consecutive year

•                  Pinos Altos declared commercial as of November 1, 2009

•                  Payable gold production(1) forecast for 2010 remains unchanged at 1.0 million to 1.1 million ounces.  Total cash costs per ounce(2) are expected to average $399 in 2010

•                  Gold production expected to average nearly 1.4 million ounces annually from 2011 to 2014 with total cash operating costs expected to average of approximately $393 per ounce

•                  Exploration upside remains intact with approximately $76 million of exploration expenditures budgeted in 2010, comprising 300 kilometres of drilling

(1) Payable production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of historical total cash costs per ounce to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and Form 20-F, as filed with US and Canadian securities regulators.

Analysts, bankers, salespeople and investors are invited to attend a technical update on the Company’s mines and projects on December 17, 2009 at the King Edward Hotel in Toronto.  The event will begin at noon.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 800-814-4860.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917 or Toll-free access number 877-289-8525, passcode 4190782#.

The conference call will be replayed from Thursday, December 17, 2009 at 1:30 PM (E.S.T.) to Thursday, December 24, 2009 11:59 PM (E.S.T.).  The webcast along with the presentation slides will be archived for 180 days on the website.

Continued Gold Production Growth At Low Cash Costs

The Company is announcing its production and cost guidance for 2010 through 2014.  In 2010, payable gold production is expected to be between 1.0 million and 1.1 million ounces, up more than 100% from the projected level in 2009, as all of the Company’s six gold mines should be in commercial production.  Total cash costs per ounce in 2010 are expected to average approximately $399.

With the Meadowbank commissioning underway and start-up expected in January 2010, and the Goldex and Creston Mascota expansions scheduled to begin production in 2011, Agnico-Eagle is on course to achieve gold production of nearly 1.4 million ounces annually over the period of 2011 through 2014, with total cash costs estimated to average $393 per ounce.

During the past year there have been significant changes in certain factors which will continue to affect Agnico-Eagle’s total cash cost per ounce going forward.  For example, the Canadian dollar and the Euro have strengthened against the US dollar.  Additionally, there has been recent escalation in labour and shipping and transportation costs.  Also, the slower than expected ramp-up at Pinos Altos has resulted in a lower expectation for gold production in 2010 at this mine.

Estimated Payable Gold Production and Total Cash Costs per Ounce	2010	2011	2012	2013	2014

Payable Gold Production
LaRonde	179,700	172,100	208,200	283,100	328,600
Meadowbank	299,900	347,300	390,400	433,300	455,600
Goldex	164,000	166,800	175,000	169,500	164,800
Lapa	115,600	118,500	118,400	116,500	118,300
Kittila	147,100	151,500	153,200	166,100	159,500
Pinos Altos	150,900	206,000	226,000	202,100	203,700
Pinos Altos - Creston Mascota	—	60,700	52,300	40,900	36,100
	1,057,200	1,222,900	1,323,500	1,411,500	1,466,600

Total cash costs per ounce*
LaRonde	$220	$186	$289	$370	$359
Meadowbank	460	534	469	414	399
Goldex	318	307	332	342	329
Lapa	506	515	519	525	515
Kittila	502	541	515	497	525
Pinos Altos	401	272	188	299	294
Pinos Altos - Creston Mascota	—	322	344	423	493
	$399	$398	$379	$399	$393

*Total cash cost per ounce for all years were calculated using the following metals prices and exchange rates (royalties included where applicable):

		Effect on Total Cash Cost Per Ounce of 10% Change in Base Case Assumptions ($/oz)
Base Case Assumptions		2010	2011	2012	2013	2014
Silver ($/oz)	14.00	7	8	8	4	3
Zinc ($/lb)	0.82	6	5	4	1	1
Copper ($/lb)	2.77	2	2	2	2	2
C$/US$	1.10	37	35	33	30	29
US$/Euro	1.40	7	6	6	6	6

Major Capital Projects Nearing Completion

Agnico-Eagle is nearing the end of a significant construction phase during which the Company has spent more than $2 billion since the beginning of 2007.  With most of the mines in steady state operation, the remaining capital expenditures are expected to be primarily for expansions.

The Company’s balance sheet is well positioned to fund these initiatives.  The cash balance at September 30, 2009 was approximately $240 million.  Additionally, the Company had approximately $200 million available under its credit facilities and expects to generate significant cash flow from operations in 2010.

Capital expenditures are expected to total approximately $463 million in 2010.  This includes $376 million at the mines, as broken out in the table below, and approximately $50 million for capitalized pre-production development costs at Meadowbank.  To be conservative on the start-up of Meadowbank, the Company is assuming in the forecast initial gold production on April 1, 2010.  However, the mill start-up remains on target for January, 2010.  Additionally, approximately $36 million is expected to be spent on capitalized exploration.

2010 Capital		Exploration Budget
Expenditures	Capital Budget	Capitalized	Expensed
LaRonde Sustaining	28,039	3,472
LaRonde Depth Extension	64,872
Goldex	13,785	3,376
Lapa	28,175	3,237
Meadowbank	95,300	6,352
Kittila	57,315	16,262
Pinos Altos	37,267	3,377
Creston Mascota construction	51,715
Grassroots exploration			38,949
Corporate Devt. & Project Evaluations			2,135
Sub-total	376,468	36,076	40,084
Capitalized commissioning costs	50,000
Total	426,468	36,076	40,084

The following link may be pasted into a web browser for more detailed information on the capital expenditures by project, by year.

http://www.agnico-eagle.com/files/EstimatedCapitalExpenditures_Dec09.pdf

In 2011, capital expenditures are expected to decline to approximately $178 million.  This amount includes approximately $50 million for accelerated underground development at Pinos Altos, Kittila and the LaRonde Extension.  This accelerated development will result in significant operational flexibility over the next couple of years.  Additionally, an additional $25 million will be spent at Meadowbank for an upgrade of the airstrip and site infrastructure.

Through 2011, the Company expects to be self-funding as significant internal cash flow is expected to be generated from the sale of approximately 2.3 million ounces of gold and the associated byproduct metals.

The capital expenditure budget does not include the expected expenditures for the eventual expansions at Kittila, Meadowbank and Pinos Altos.  The studies for Meadowbank and Pinos Altos are expected to be reviewed during 2010 while the Kittila study is expected in early 2011.  The capital and more specific timelines will be presented following the reviews.  Based on initial timelines and costs, Agnico-Eagle expects to be able to internally fund these growth projects.

Operational Improvements Ongoing

The attached table presents the status of each of the Company’s mines and projects.  Significant operational improvements have been made and further optimization is expected in 2010.

http://www.agnico-eagle.com/files/ProjectStatusUpdate_Dec09.pdf

LaRonde’s Solid and Steady Performance Continues

At the 100% owned LaRonde mine in northwestern Quebec, proven and probable reserves of 5.0 million ounces (35.8 million tonnes grading 4.3 grams per tonne (“g/t”)) are expected to support a mine life through 2022.  Please see the table titled “Detailed Mineral Reserve and Resource Data” later in this press release for further detail.

In 2010, payable gold production at LaRonde is expected to decline to approximately 180,000 ounces, as gold grades are scheduled to decline until 2012 when the deeper, and richer, ore of the LaRonde Extension is accessed.  From 2011 through 2014, gold production of approximately 248,000 ounces annually is expected, reflecting these higher gold grades.

Minesite costs per tonne(3) at LaRonde are expected to remain approximately C$75 in 2010.  For the period of 2011 through 2014, minesite costs per tonne are expected to average C$78, as the mine continues its good cost performance.

In 2010, total cash costs at LaRonde are expected to be approximately $220 per ounce.  From 2011 through 2014, total cash costs per ounce are expected to average approximately $301 as byproduct revenues decline, largely due to lower zinc grades at depth.

The table in the following link presents more detailed data on the LaRonde mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

http://www.agnico-eagle.com/files/LaRondeOperationsForecast_Dec09.pdf

Goldex Operating At Design Rates

At the 100% owned Goldex mine in northwestern Quebec, proven and probable reserves are 1.6 million ounces of gold (23.8 million tonnes grading 2.1 g/t).

The Goldex mine achieved commercial production on August 1, 2008 and has consistently operated at and occasionally exceeded design rates.  During November 2009, the mill averaged throughput of approximately 7,600 tonnes per day (“tpd”) compared with a design rate 6,900 tpd.  The milled grade was approximately 2.1 g/t, in line with the grades predicted in the reserve model.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and Form 20-F, as filed with US and Canadian securities regulators.

In 2010, payable gold production at Goldex is expected to be approximately 164,000 ounces, while from 2011 through 2014, the expected average gold production is approximately 169,000 ounces annually.

Minesite costs per tonne at Goldex are expected to be approximately C$23 in 2010.  For the period of 2011 through 2014 minesite costs per tonne are expected to average $22, representing one of the lowest cost underground operations in the gold industry.

In 2010, total cash costs at Goldex are expected to be approximately $318 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average approximately $328.

The table in the following link presents more detailed data on the Goldex mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

http://www.agnico-eagle.com/files/GoldexOperationsForecast_Dec09.pdf

Kittila Mine Achieves Record Monthly Production in November

The 100% owned Kittila mine in northern Finland has proven and probable gold reserves of 3.2 million ounces (21.4 million tonnes grading 4.7 g/t).

Kittila achieved record production of 14,500 ounces of gold in the month of November, with approximately 3,100 tpd as compared to the design rate of 3,000 tpd.  Recovery rates continue to approach design parameters and averaged approximately 76% in November.

In 2010, payable gold production at Kittila is expected to be approximately 147,000 ounces, while from 2011 through 2014 the expected average gold production is approximately 158,000 ounces annually.

Minesite costs per tonne at Kittila are expected to be approximately €49 in 2010.  For the period of 2011 through 2014 minesite costs per tonne are expected to average €53.

In 2010, total cash costs at Kittila are expected to be approximately $502 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average approximately $520.

The following link presents more detailed data on the Kittila mine, including projections of tonnes, grades, mill recoveries, payable metal production and local currency minesite cost per tonne.

http://www.agnico-eagle.com/files/KittilaOperationsForecast_Dec09.pdf

A scoping study is underway which is contemplating a significantly higher production rate at Kittila.  This would require an expansion of the mill and accessing the deeper ore via a mine shaft.  The results of the study are expected to be reviewed in early 2011 as drill results from the next few quarters will be incorporated.

Lapa Mine Undergoing Optimization

The 100% owned Lapa mine in northwestern Quebec has proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.8 g/t).

In 2010, payable gold production at Lapa is expected to be approximately 116,000 ounces, while from 2011 through 2014, the expected average gold production is approximately 118,000 ounces annually.

Minesite costs per tonne at Lapa are expected to be approximately C$125 in 2010.  For the period of 2011 through 2014 minesite costs per tonne are expected to average C$123.

In 2010, total cash costs at Lapa are expected to be approximately $506 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average $519.

The following link presents more data on the Lapa mine including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

http://www.agnico-eagle.com/files/LapaOperationsForecast_Dec09.pdf

Due to ongoing issues with higher than expected ore dilution underground, a more conservative budget has been put in place going forward.  Ore dilution is now assumed to be 50% as compared to the previous assumption of 35%.  Efforts are ongoing to improve and optimize the mining cycle in an effort to maximize the profitability of this higher grade orebody.

Pinos Altos Declares Commercial Production as of November 1, 2009

At the 100% owned Pinos Altos mine, located in the state of Chihuahua in northern Mexico, commercial production has been declared as of November 1, 2009. The property has proven and probable gold reserves of 3.6 million ounces (41.8 million tonnes grading 2.7 g/t).  The property also contains a large silver reserve of over 100.0 million ounces (from the same 41.8 million tonnes grading 74.6 g/t).

During the fourth quarter of 2009, the ramp-up at Pinos Altos has been slower than expected due to issues commissioning the dry tailings pressure filters.  However, the throughput in the mill is improving as a result of better performance from the tailings filters.  November’s throughput was 2,110 tpd, compared to 893 tpd in September.

In 2010, payable gold production at Pinos Altos is expected to be approximately 151,000 ounces, while from 2011 through 2014, the expected average gold production is approximately 210,000 ounces annually.

Minesite costs per tonne(3) at Pinos Altos are expected to be approximately $42 in 2010.  For the period of 2011 through 2014 minesite costs per tonne are expected to average $40.

In 2010, total cash costs at Pinos Altos are expected to be approximately $401 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average $263.

The following link presents more detailed data on the Pinos Altos mine, including projections of tonnes, grades, mill recoveries, payable metal production and minesite cost per tonne.

http://www.agnico-eagle.com/files/PinosAltosOperationsForecast_Dec09.pdf

A study is underway considering the expansion of the Pinos Altos mill from 4,000 tpd to 6,000 tpd.  The study is expected to be reviewed in 2010.

Creston Mascota Expansion On Track To Commence Production in 2011

The 100% owned Creston Mascota deposit at Pinos Altos, located approximately 10 kilometres to the northwest of the main Santo Nino deposit, has probable gold reserves of approximately 357,000 ounces (6.7 million tonnes grading 1.65 g/t). The property also contains a silver reserve of 3.7 million ounces (from the same 6.7 million tonnes grading 17.1 g/t). This reserve is part of the total reserves reported for Pinos Altos.

Construction on the Creston Mascota expansion is well underway.  Payable gold production from Creston Mascota is expected to commence in 2011, with approximately 61,000 ounces of gold expected to be produced in that year.  From 2011 through 2014 period, average gold production is expected to be 48,000 ounces per year.

Minesite costs per tonne at Creston Mascota are expected to be approximately $16 in 2011.  For the period of 2011 through 2014 minesite costs per tonne are expected to average $15.

In 2011, total cash costs at Creston Mascota are expected to be approximately $322 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average approximately $396.

Creston Mascota is the first of a series of satellite deposits at Pinos Altos that have the potential to incrementally add to the production profile over the next several years.  Other zones that are being explored include the nearby Sinter, San Eligio and Cubiro zones.   A scoping study on bringing the Sinter zone into production will commence in 2010.

The following link presents more detailed data on Creston Mascota, including projections of tonnes, grades, mill recoveries, payable metal production and local currency minesite cost per tonne.

http://www.agnico-eagle.com/files/CrestonMascotaOperationsForecast_Dec09.pdf

Meadowbank Start Up Anticipated In The First Quarter Of 2010

Agnico-Eagle’s 100% owned Meadowbank mine project in Nunavut has probable gold reserves of 3.6 million ounces (32.8 million tonnes grading 3.5 grams per tonne).  With a large additional gold resource, the project remains open for expansion.  Initial gold production is anticipated in April 2010.

To date, the performance in the open pit has been better than planned.  By the end of December, approximately 600,000 tonnes of ore is expected to be stockpiled.  The power plant has been completed and the commissioning of the process plant is well underway.

In 2010, payable gold production at Meadowbank is expected to be approximately 300,000 ounces, reflecting a budgeted contingency for an extended commissioning period of three months of production.  From 2011 through 2014, the expected average gold production is approximately 407,000 ounces annually.

Minesite costs per tonne at Meadowbank are expected to be approximately C$68 in 2010.  For the period of 2011 through 2014 minesite costs per tonne are expected to average C$65.  These minesite costs are higher than previous estimates largely due to increases in labour and shipping and transportation costs.

In 2010, total cash costs at Meadowbank are expected to be approximately $460 per ounce. From 2011 through 2014, total cash costs per ounce are expected to average approximately $454, as grades are lower in the later years of the mine’s life.

The following link presents more detailed data on the Meadowbank mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

http://www.agnico-eagle.com/files/MeadowbankOperationsForecast2_Dec09.pdf

A scoping study is underway to consider an increase in the proposed production rate at Meadowbank from 8,500 tonnes per day to approximately 10,000 tonnes per day.  This additional production would come initially from accelerated development of the Goose Island and Portage open pits and potentially from underground on the southern end of the deposit via ramp access.  The study is expected to be reviewed mid-year 2010.

Shareholders Can Reinvest Dividends In Shares At A Discount

Under the Company’s Dividend Reinvestment Plan, shareholders have the opportunity to reinvest their dividends, commission-free, in shares of Agnico-Eagle, at 95% of the Average Market Price, as calculated under the Plan.  Individual shareholders can purchase up to $20,000 worth of the Company’s shares, commission-free, at the same price.  Shareholders can obtain details of the Plan from the Company or via the internet by copying the following link into a browser.

http://www.agnico-eagle.com/files/DividendReinvestmentPlan.pdf

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 28 consecutive years.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (000s oz.)	Tonnes (000s)
Proven Mineral Reserve
Goldex (underground)	1.95					27	434
Kittila (open pit)	4.84					31	199
Lapa (underground)	7.53					6	23
LaRonde (underground)	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos (open pit)	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828

Probable Mineral Reserve
Goldex (underground)	2.05					1,544	23,391
Kittila (open pit)	5.05					664	4,092
Kittila (underground)	4.61					2,530	17,079
Kittila total probable	4.69					3,193	21,171
Lapa (underground)	8.80					1,055	3,730
LaRonde (underground)	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank (open pit)	3.45					3,638	32,773
Pinos Altos (open pit)	2.34	55.08				1,402	18,594
Pinos Altos (underground)	2.95	90.34				2,187	23,075
Pinos Altos total probable	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Tonnes (000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.99					3,471
Lapa (underground)	4.36					987
LaRonde (underground)	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank (open pit)	1.87					19,073
Meadowbank (underground)	4.16					2,883
Meadowbank total indicated	2.17					21,956
Pinos Altos (open pit)	0.76	12.17				7,160
Pinos Altos (underground)	1.31	44.85				5,308
Pinos Altos total indicated	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Tonnes (000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.42					11,949
Kittila (underground)	4.42					17,550
Lapa (underground)	7.97					761
LaRonde (underground)	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank (open pit)	2.65					4,593
Meadowbank (underground)	4.50					360
Meadowbank total inferred	2.78					4,953
Pinos Altos (open pit)	0.96	15.87				2,093
Pinos Altos (underground)	2.41	66.38				1,907
Pinos Altos total inferred	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at December 16, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward- looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify such forward-looking statements.  Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, mine start-up dates, life of mine horizons, forecast total cash costs and minesite costs, sensitivities of total cash costs per ounce and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; sufficiency of capital; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this press release or the

Company’s Form 20-F referred to below; that prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure. Actual results and final decisions may be materially different from those currently anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S.- registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by a feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Date of most recent SEDAR Technical Report (NI 43-101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuahua, Mexico	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008

Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 11, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This news release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP.  This data may not be comparable to data presented by other gold producers.  The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons.  However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended September 30, 2009 filed with the Canadian securities regulators and the SEC.